EXHIBIT 21.1

LIST OF SUBSIDIARIES OF GLOBAL PARTNERS LP

Entity	Jurisdiction of Formation
Global Operating LLC	Delaware
Global Companies LLC	Delaware
Chelsea Sandwich LLC	Delaware
Global Montello Group LLC	Delaware
Glen Hes Corp.	Delaware